Mail Stop 4561

August 22, 2008

VIA MAIL and FAX (303) 577-9797

Mr. John E. Biallas
Chief Financial Officer
Dividend Capital Total Realty Trust Inc.
518 Seventeenth Street, 17th Floor
Denver, CO. 80202

>   Re: **Dividend Capital Total Realty Trust Inc.**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed on March 28, 2008**
>   **File No. 000-52596**

Dear Mr. John Biallas:

       We have reviewed your response letter dated August 6, 2008 and have the following
additional comments. Where indicated, we think you should revise your documents in response
to these comments.   If you disagree, we will consider your explanation as to why our comments
are inapplicable or a revision is unnecessary. Provide to us the information requested if
indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Investments in Real Property, page F-9

1.   We read your response to comment one and as previously discussed we will await your
       expanded analysis.

FORM 10-Q FOR THE SIX MONTHS ENDED JUNE 30, 2008

Financial Statements and Notes

Note 8 – The Operating Partnership's Private Placement, page 19

2.   We have reviewed your response to our prior comment 2. Please clarify for us and disclose in future filings whether there are any features surrounding the sale of your tenancy-in-common interests that make it highly probable that you will exercise the purchase option. In addition, in the last paragraph on page 19 of your Form 10-Q for June 30, 2008, you state that a portion of the rent obligations are accounted for as an increase to the outstanding principal balance of the financing obligations. Please clarify what drives this accounting treatment.

Certifications

3.   We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.   Some of the discrepancies include deleting the language "(the registrant's fourth fiscal quarter in the case of an annual report) in paragraph 4(d).   Please confirm that future filings will include certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John, at (202) 551-3446 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief